BNP Residential Properties, Inc.
                                                      301 S. College Street
                                                                 Suite 3850
                                                  Charlotte, NC  28202-6024
                                                        Tel: (704) 944-0100
                                                        Fax: (704) 944-2039
                                                    www.bnp-residential.com
July 8, 2005

Filed via EDGAR and
VIA FACSIMILE:  (202) 772-9209

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.  20549
Attn:  Jennifer Gowetski

         Re:      BNP Residential Properties, Inc.
                  Registration Statement on Form S-3
                  File No. 333-125184

Ladies and Gentlemen:

         BNP Residential Properties, Inc. hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 P.M. on July 12, 2005, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

         The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact Mike O'Sullivan of DLA Piper Rudnick Gray Cary US LLP with any questions or comments at (919) 786-2009. Thank you for your assistance with this filing.

                                            BNP RESIDENTIAL PROPERTIES, INC.


                                            By: /s/ Pamela B. Bruno
                                            Name:    Pamela B. Bruno
                                            Title:   Chief Accounting Officer


cc:      Robert H. Bergdolt, Esq.